Exhibit 99.4

February 17, 2012

Dear Minefinders Optionholder:

Under the agreement between Minefinders and Pan American you have the right but not the obligation to conditionally exercise your Minefinders options and acquire Pan American shares on the terms expressed in the accompanying Circular. If you decide to conditionally exercise, it would be dependent upon the transaction with Pan American being completed.

You have no obligation to do anything and choosing to do nothing will not result in an adverse consequence to you. If you have questions or wish to discuss this matter further, please contact Greg Smith at Minefinders at 1-866-687-6263.

Sincerely,

/s/ Mark H. Bailey

Mark H. Bailey
President and Chief Executive Officer